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Paul M. Boyd
Direct (208) 387-4247
pmboyd@stoel.com

June 3, 2014

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
100 F Street N.W.
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention:
       Ronald E. Alper
       James Lopez

Re:	United States Antimony Corporation
Form S-3 Registration Statement
Filed May 9, 2014
File No. 333-195836

Gentlemen:

On behalf of United States Antimony, a Montana corporation (the “Company”), please find below the Company’s response to the comment letter to John C. Lawrence, dated May 28, 2014, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Form S-3 registration statement, filed on May 9, 2014. The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in bold italics).

General

1.
We note your Form 8-K filed on December 20, 2014 for the annual meeting held on December 14, 2013. It appears that the 8-K was not timely filed and that you are not eligible to use Form S-3. See General Instruction I.A.3 to the Form S-3. Please advise us why you believe you are eligible to use the form.

Response:

On December 14, 2013, the Company held its 2013 annual meeting of shareholders (the “2013 Annual Meeting”) for the purpose of electing directors and ratifying the selection of the

United States Antimony Corporation
June 3, 2014

Company’s independent registered accounting firm for the 2013 fiscal year. There were no other matters submitted to a vote of shareholders at the 2013 Annual Meeting.

The date of the 2013 Annual Meeting fell on a Saturday. Accordingly, pursuant to General Instruction B.1 to Form 8-K, with an intervening Sunday, the Company was required to report the results of the voting at the 2013 Annual Meeting on Tuesday, December 19, 2013. However, the Company inadvertently filed the Form 8-K to report the Item 5.07 information one day late, on Friday, December 20, 2013 (the “Late 8-K Filing”).

Because of the Late 8-K Filing, the Company acknowledges that it is not eligible to use a Form S-3 registration statement.

However, please be advised, that under separate cover, on behalf of the Company, we are requesting the staff of the Division of Corporation Finance not object to, and allow, the Company’s use of Form S-3, despite the Late 8-K Filing.

We believe the foregoing discussion is responsive to the Staff’s comment. Should you have any questions relating to the foregoing, please contact the undersigned at (208) 387-4247; pmboyd@stoel.com.

                                                      Respectfully submitted,

Stoel Rives LLP

/s/ Paul M. Boyd

Paul M. Boyd

cc:           John C. Lawrence (United States Antimony Corporation)